Lancaster Colony Corporation

380 Polaris Parkway, Suite 400

Westerville, OH 43082

614-224-7141

March 26, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:         H. Roger Schwall – Assistant Director, Office of Natural Resources

                 Brad Skinner – Senior Assistant Chief Accountant

         Kimberly Calder – Assistant Chief Accountant

                 Jeannette Wong – Staff Accountant

Re:	Lancaster Colony Corp.

Form 10-K for the Fiscal Year Ended June 30, 2017

Filed August 24, 2017

File No. 000-04065

Ladies and Gentlemen:

Set forth below is the response of Lancaster Colony Corporation, an Ohio corporation (the “Company,” or “we” or “our”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 2, 2018 (the “Comment Letter”), with respect to our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed with the Commission on August 24, 2017 (the “2017 Form 10-K”), and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017, filed with the Commission on November 8, 2017.

For reference purposes, the Staff’s comments in the Comment Letter are reproduced in bold and the corresponding responses of the Company are shown below the comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Financial Statements

Note 8 – Business Segment Information, page 12

1. We note that effective July 1, 2017 you changed your segment structure to present two reportable segments: Retail and Foodservice from the previous one segment: Specialty Foods. Previously, in your Form 10-K for the fiscal year ended June 30, 2017, you also disclosed Net Sales for groups of similar products for Frozen and Non-Frozen products to comply with FASB ASC 280-10-50-40. This disclosure is no longer provided in your new segment reporting in your Form 10-Qs for fiscal 2018 nor in the Form 8-K filed October 26, 2017 detailing your new segments.

On page 3 of your Form 10-K for the fiscal year ended June 30, 2017, you detail ten food products under various brand names, as well as indicate that you manufacture and sell other products pursuant to brand license agreements and endorsement agreements. We note that under the Our Products tab on your website, www.lancastercolony.com, you detail certain brands. We also note from your Management’s Discussion and Analysis in your Form 10-K on page 18 that certain products lines were factors contributing to your period-to-period changes in net sales. Additionally, in your first and second quarter 2018 Earnings Webcasts, you discuss the impact of certain product brands on your net sales.

Given the disclosures about core products and brands, please expand your disclosure to include revenue for each group of similar products to comply with FASB ASC 280-10-50-40. Please submit the revisions that you propose or explain to us why you believe this would not apply.

Company Response:

We acknowledge the Staff’s comment and have considered the requirements of FASB ASC 280-10-50-40 to disclose, on an annual basis, “revenues from external customers for each product and service or group of similar products and services.” As noted by the Staff, we disclosed in our 2017 Form 10-K Net Sales for the following groups of similar products to comply with FASB ASC 280-10-50-40: Frozen and Non-Frozen.

We are assessing and will continue to assess our obligations under FASB ASC 280-10-50-40 for disclosure in our Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “2018 Form 10-K”), including how such disclosure is impacted by the changes in our reportable segments, which became effective beginning on July 1, 2017.

Based upon our analysis to date, our current expectation is that we would provide disclosure in compliance with FASB ASC 280-10-50-40 as follows in a “Business Segment Information” footnote to our financial statements in our future 2018 Form 10-K filing:

The following table sets forth net sales contributed by each class of similar products in each of the years ended June 30:

	2018	2017	2016
Retail
Frozen Breads
Refrigerated Dressings, Dips & Other
Shelf-Stable Dressings & Croutons

Total

Foodservice
Dressings and Sauces
Frozen Breads & Other

Total

In determining the product disclosures presented in the table above, we carefully evaluated all of our product lines, with emphasis placed on grouping similar product lines based upon characteristics that we believe to be relevant to investors and other users of our financial statements.

Specific to the Retail segment, Frozen Breads is primarily comprised of the Company’s dough-based bread products sold in the frozen aisle of retail grocery stores. Likewise, Refrigerated Dressings, Dips & Other is primarily comprised of the Company’s refrigerated produce dressings, veggie dips and fruit dips, all of which are located in the fresh produce section of the retail grocery store. The Shelf-Stable Dressings & Croutons is comprised of all the Company’s items located within the dry grocery aisles of the retail grocery store, and often times are all located in the same aisle. Additionally, our means of selling, marketing, and distributing our Retail products are similar within each class of product presented.

Specific to the Foodservice segment, Dressings and Sauces reflects private label dressings and sauces sold to national chain restaurant concepts, as well as similar products sold to distributors under various Company brand names. Likewise, Frozen Breads & Other primarily reflects private label dough-based products sold to national chain restaurants concepts and similar products sold to distributors under various Company brand names. Additionally, our means of distributing our Foodservice products are similar within each class of product presented.

We respectfully note to the Commission, however, that until our fiscal year ending June 30, 2018 concludes and we have the ability to prepare our next Form 10-K, our analysis may continue to be refined. The proposed disclosures contained herein may change in order for us to comply with ASC 280-10-50-40 along with all other applicable financial disclosure requirements including those associated with the pending adoption of ASC 606 in fiscal year 2019.

*        *        *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any additional information, please do not hesitate to contact the undersigned at (614) 224-7141 or by e-mail at dfell@lancastercolony.com.

Sincerely,

/s/ Douglas A. Fell
Douglas A. Fell
Treasurer, Vice President, Assistant Secretary and Chief Financial Officer